The Real Brokerage Inc.

BUILDING YOUR
FUTURE,TOGETHER

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Building Your Future, Together

Real is a technology-powered real estate brokerage that is shaking up a $100 billion residential real estate brokerage industry with a new model that focuses on creating value and financial opportunity for agents.

We believe that by focusing on our agents' success, we help them deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

1. Keep more commission
Our unique compensation structure favors the agent, allowing them to keep 85%-100% of commissions.

2. 100% mobile brokerage services
We are 100% mobile – so agents have what they need to close the deal at their fingertips and aren't paying for unused office space.

3. Build equity
Agents can earn equity through the company's incentive program that allows them to share in the wealth as they help to build a more valuable company

4. Earn more with revenue sharing
Agents can earn a share of revenue generated by agents referred to Real. Each referral earns an agent 5% of Real's portion of an agents' gross commission income up to an annual cap.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

2021 Highlights

Real was founded in 2014 and is headquartered in Toronto and New York City. We provide brokerage services for the real estate market in the United States. At June 30, 2021, we were licensed in 31 states and the District of Columbia. Our fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

AK
HI
WA
OR
CA
NV
UT
CO
AZ
KS
OK
TX
MO
LA
WI
IL
TN
OH
PA
NY
NH
MA
CT
NJ
MD
VA
NC
SC
GA
FL
Active states
Coming soon

2451 Agents, Q2 2021	**32** States (31 and D.C.), Q2 2021	**$32.4M** Revenue, Q2 YTD 2021	**$1,278M** Value of sold homes, YTD Q2 2021

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Introduction

This Management's Discussion and Analysis ("MD&A") is provided to enable a reader to assess the results of operations and financial condition of The Real Brokerage Inc. (formerly ADL Ventures Inc.) ("Real" or the "Company"). for the period ended June 30, 2021 and 2020. This MD&A is dated August 11, 2021 and should be read in conjunction with the unaudited interim condensed financial statements and related notes for the period ended June 30, 2021 and 2020 (the "Financial Statements"). Unless the context indicates otherwise, references to "Real", "the Company", "we", "us" and "our" in this MD&A refer to The Real Brokerage Inc. and its operations.

Caution regarding forward-looking information

Certain information included in this MD&A contains forward-looking information within the meaning of applicable Canadian securities laws. This information includes, but is not limited to, statements made in "Business Overview and Strategy", "Results from Operations", and other statements concerning Real's objectives, its strategies to achieve those objectives, as well as statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking information generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "would", "expect", "intend", "estimate", "anticipate", "believe", "should", "plan", "continue", or similar expressions suggesting future outcomes or events or the negative thereof. Such forward-looking information reflects management's current beliefs and is based on information currently available. All forward-looking information in this MD&A is qualified by the following cautionary statements.

Forward looking information necessarily involves known and unknown risks and uncertainties, which may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, assumptions may not be correct and objectives, strategic goals and priorities may not be achieved. A variety of factors, many of which are beyond Real's control, affect the operations, performance and results of the Company and its subsidiaries, and could call actual results to differ materially from current expectations of estimated or anticipated events or results.

Although Real believes that the expectations reflected in such forward-looking information are reasonable and represent the Company's projections, expectations and beliefs at this time, such information involves known and unknown risks and uncertainties which may cause the Company's actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking information. See Risks and Uncertainties for further information. The reader is cautioned to consider these factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information, as there can be no assurance that actual results will be consistent with such forward-looking information.

The forward-looking information included in this MD&A is made as of the date of this MD&A and should not be relied upon as representing Real's views as of any date subsequent to the date of this MD&A. Management undertakes no obligation, except as required by applicable law, to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Business overview and strategy

Real is a growing multistate technology-powered real estate brokerage in the United States. We focus our operations on development of technology that helps real estate agents perform better as well as building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets that we operate in.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Business overview and strategy (cont'd)

As a licensed real estate brokerage, our revenue is generated, primarily, by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our agents and brokers.

Our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack, at a lower cost, compared to other brokerages, while operating efficiently and scaling quickly.

Accelerated Growth

Following our listing on the Toronto Venture Exchange (the "TSXV") and the Nasdaq Capital Market (the "Nasdaq"), as well as the launch of our Agent Equity Program, we have entered into a period of growth, driven by an increase in the number of agents joining us on a monthly basis, as well as higher productivity of those newer cohorts. The growth is now well reflected in our Q2 2021 revenue figures and we expect this trend to continue in the following quarters.

Our non-brick and mortar based model is becoming increasingly desirable, enabling agents to work from anywhere, without being tied to a physical office by leveraging our best-in-class technology.

Focus on Technology

The real estate industry has been very slow at adopting technology and real estate transactions remain notoriously difficult to manage. We believe there is an opportunity to create agent focused software products that will create a differentiation between Real and other brokerages. We also acknowledge that profitability in our industry is closely tied to the improvement of internal operations efficiency through automation and the ability to scale and expand rapidly.

We also see a tremendous opportunity in improving the home buying and selling experience for consumers using technology while keeping real estate agents in the center of the transaction. That approach will enable consumers to enjoy a faster, smoother and more enjoyable digital based journey and still benefit from having a human real estate expert guiding them through this exciting and highly emotional transaction. We are starting to allocate resources towards building the technology that will help us capitalize on this opportunity.

Recent developments

Normal Course Issuer Bid

On May 17, 2021, the Company announced that the TSXV has accepted its filing for notice in respect of a normal course issuer bid to be transacted through the facilities of the TSXV, the Nasdaq and alternative trading systems in accordance with the requirements of the TSXV (the "NCIB"). Pursuant to the NCIB, Real may purchase up to 1,793 post-consolidated (7,171 post-Share split) of its common shares ("Common Shares") during the period of May 20, 2021 and ending on the earlier of: (i) one year from May 20, 2021 or (ii) the date on which the Company has purchased the maximum number of Common Shares permissible under the NCIB.

The purpose of the purchase of Common Shares under the NCIB is to enable the Company to satisfy its obligations under its restricted share unit plan (the "RSU Plan").

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Business overview and strategy (cont'd)

Nasdaq Capital Markets listing

On June 15, 2021 Real's Common Shares began trading on the Nasdaq under the symbol "REAX". Trading of the Common Shares will continue on the TSXV under the same symbol, "REAX". Management believes that the Nasdaq listing will enhance shareholder value through improved visibility and increased trading liquidity, including for the Company's agents.

In connection with the Nasdaq listing, Real delivered an "Acceleration Notice" to certain funds affiliated with Insight Venture Management LLC ("Insight Partners") providing for the acceleration of the expiry date to 5:00 p.m. (Eastern Time) on June 30, 2021 of an aggregate of 4,322 post-consolidated previously issued Common Share purchase warrants at a post-consolidated exercise price of $5.90 (CAD $7.60) per Common Share (the "Warrants") issued to Insight Partners on December 2, 2020 (the "Warrant Acceleration")

In addition, pursuant to the terms of the previously announced Amended and Restated Limited Liability Company Agreement dated December 2, 2020 (the "LLC Agreement") of Real's subsidiary, Real PIPE, LLC ("Real PIPE"), Real PIPE delivered to Insight Partners, a "Forced Exchange Notice" to convert all of the issued and outstanding preferred equity units of Real PIPE (the "Preferred Units") held by Insight Partners into an aggregate of post-consolidated 4,322 Common Shares on August 3, 2021 (the "Forced Exchange Event").

The Warrants and the Preferred Units were issued to Insight Partners as part of the previously announced US $20 million strategic investment by Insight Partners into the Company on December 2, 2020.

Warrant Acceleration

On June 28, 2021, Insight Partners exercised 4,322 Warrants in connection with the Warrant Acceleration. The Warrants were exercised in full and the Company received an aggregate of $26.6 million (CAD $32.8 million) in proceeds from accelerated Warrant exercises.

State Expansion

Real expanded its brokerage to Arizona, Nevada, Oregon, and New Hampshire in the second quarter of 2021.

Business Strategy

Revenue-share model

As the vast majority of real estate agents are independent contractors, we believe that it is our responsibility to create multiple revenue sources and improve financial opportunities for agents. Our attractive commission split coupled with the equity incentives for agents provide great opportunities. We are now offering agents the opportunity to earn revenue-share, paid out of Real's portion of commissions, for new agents that they personally refer to Real. The program launched in November 2019 is having a major impact on our agent count and revenue growth.

We are witnessing increasing momentum in several markets, attributed to the enthusiasm generated locally by highly influential agents who join Real and attracting their colleagues to Real.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Business overview and strategy (cont'd)

Business Strategy (cont'd)

Agent's experience

We focus on creating an unparalleled agent experience through development of a unique and comprehensive mobile platform. At its core, our technology is an operating system that allows agents to build their business more rapidly, assisting them with their marketing, productivity, support, education, transaction management and more.

As part of those efforts, on August 8th, 2021, we launched a new and improved agent mobile application that delivers our agents better visibility into their business, transactions and financials. We continue to develop new features for the benefit of our agents.

Focus on teams

Real estate teams operate as "brokerages inside a brokerage". A team is typically formed by a high producing agent who attracts other agents to work with them and enjoy the lead flow and mentoring provided by the team leader. To attract teams, we enhanced our team offering to include the full benefits of revenue sharing and the equity program to allow brokers and agents a financial mechanism to build teams across geographical boundaries in any of the markets that we serve without incurring significant additional expense, oversight responsibility, or liability while preserving and enhancing the agents and brokers' personal brands. The growth in brokerage teams joining Real is having a positive impact, as reflected in second quarter revenue growth.

Tracking agent satisfaction

Agents' satisfaction is top-of-mind for Real and we use the Net Promoter Score® ("NPS") surveys for measurement and tracking. NPS is a measure of customer satisfaction and is measured on a scale between (100) and 100. An NPS above 50 is considered excellent. Real's fourth quarter NPS was 68, with agents expressing satisfaction with the business model, culture, technology, support and leadership. Areas of focus for continued improvement include agent training, more insight into payment and equity data, and a smoother mobile app experience.

Objectives

Real seeks to become one of the leading real estate brokerages in the United States. Using our proprietary technology, we look to provide agents with all the tools they need in order to manage and market their business and succeed. Real plans to accomplish this through: (i) proprietary integration of technology and tools focused on facilitating and improving tasks performed by agents. (ii) the offering of attractive business terms to agents and creation of multiple potential revenue streams for agents. (iii) providing excellent support and service to our agents. (iv) the creation of a nationwide collaborative community of agents. Leveraging the engagement of real estate agents and home buyers and sellers, Real will seek to generate revenue through a variety of different channels and (v) wealth building through equity grants.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Presentation of financial information and non-IFRS measures

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on Real's Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee. Unless otherwise specified, amounts are in U.S dollars and percentage changes are calculated using whole numbers.

Non-GAAP measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, such as earnings before interest, taxes, depreciation and amortization ("EBITDA") or adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA").

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real's method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income because it excludes major non-cash items such as interest, taxes and amortization, which management considers non-operating in nature. A reconciliation of EBITDA to IFRS net income is presented under the section "Results from Operations" of this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of stock and stock option expenses, provides a useful supplemental measure in evaluating the performance of our operations and provides better transparency into our results of operations.

Adjusted EBITDA is used as an alternative to net income because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Stock-based compensation expense and stock option expense are significant recurring expenses in our business and an important part of both our agent attraction and compensation strategy.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Results from operations

Select annual information

For the period ended June 30,		2021	2020	2019
Operating results
Total revenues		32,404	5,530	8,261
Loss from continuing operations		(6,771)	(1,851)	(867)
Loss attributable to owners of the parent		(6,771)	(1,851)	(867)
Per share basis
Basic and diluted loss per share	(ii)	(0.122)	(0.056)	(0.083)

		June 30,	December 31,	December 31,
As at	Note	2021	2020	2019
EBITDA	(i) (iii)	(6,417)	(3,390)	(783)
Adjusted EBITDA	(i) (iii)	(1,419)	(1,793)	(539)

(i) Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the non-GAAP measures section of this MD&A.

(ii) Basic and diluted loss per share are calculated based on post consolidated number of issued and outstanding shares

(iii) EBITDA and Adjusted EBITDA is calculated on a trailing tw elve month basis. Refer to non-GAAP measures section of this MD&A for further details.

For the six-month period ended June 30, 2021, total revenues amounted to $32,404 compared to $5,530 for the six-month period ended June 30, 2020, thus demonstrating the early effects of the Company's accelerating growth. For the six-month period ended June 30, 2019, the Company recognized a large commercial transaction which accounted for a significant portion of revenues. During the six-month periods ended June 30, 2020 and June 30, 2021 all revenues were resulting from our core business activities. The increase in revenues is attributable to an increase in productive agents on our platform, as well as expanding the number of states in which we operate. We are continually investing in the acquisition of productive agents on our platform, which will further translate into a larger transaction volume closed by our agents.

The primary impact on Adjusted EBITDA is stock-based compensation expense, which is a key contributor to Real's growth and retention of agents, full time employees and management personnel. Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 11, Share-based payment arrangements, of the unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Results from operations (cont'd)

A further breakdown in revenues generated during the year is included below:

A further breakdown in expenses during the year is included below:

We believe that growth can and should be balanced with profits and therefore plan and monitor spend responsibly to ensure we decrease our losses and work towards being EBITDA positive. Our loss as a percentage of total revenue was 21% for the period ended June 30, 2021 and 34% for the period ended June 30, 2020.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Results from operations (cont'd)

The total cost of sales for the six-month period ended June 30, 2021 was $28,739 in comparison to $4,865 for the six-month period ended June 30, 2020. We typically pay our agents 85% of the gross commission earned on every real estate transaction and, as the total revenue increases, the total commission to agents' expense increases accordingly.

Our compensation expenses for the six-month period ended June 30, 2021 was $5,957 in comparison to $312 for the six-month period ended June 30, 2020. The increase in compensation expenses were mainly due to an increase in stock-based compensation expense of $4,793 in comparison to $197 for the prior year largely driven by an increase in fair value, as well as additional grants directly related to acquisitions and as part of Real's equity compensation program. The salaries and benefits expenses for the six-month period end June 30, 2021 were $1,164 in comparison to $179 for the six-month period ended June 30, 2020, related to increases in headcount. As the Company continues in this period of accelerated growth, it is necessary to scale operations in order to support that growth.

At June 30, 2021, Real had 41 full time employees which was an increase from 12 full time employees at June 30, 2020. The increase is attributable to Real's commitment to better service its agents and to the growth and expansion of the Company.

Our consultancy expenses for the six-month period ended June 30, 2021 was $1,473 in comparison to $571 for the six-month period ended June 30, 2020. The increase in consultancy expenses was largely due to an increase in legal and professional fees.

Our marketing expenses for the six-month period ended June 30, 2021 was $1,385 compared to $361 for the six-month period ended June 30, 2020 due to our efforts to attract agents. This increase is primarily comprised of $957 in revenue share paid to agents, as part of our revenue share model. Agents earn revenue-share for new agents that they personally refer to Real.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Summary of Quarterly Information

The following table provides selected quarterly financial information for the six most recently completed financial quarters ended June 30, 2021. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	2021		2020
For the period ended	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	23,095	9,309	7,090	3,939	2,594	2,936
Cost of sales	20,667	8,072	6,342	3,198	2,313	2,552
Cost of sales	20,667	8,072	6,342	3,198	2,313	2,552
Gross profit	2,428	1,237	748	741	281	383
Administrative expenses	3,801	4,080	1,774	988	482	784
Marketing expenses	942	443	268	88	209	152
Research and development expenses	475	427	76	75	49	23
Other income	-	-	(167)	-	(1)	-
Operating loss	(2,790)	(3,713)	(1,203)	(410)	(458)	(575)
Listing expenses	-	-	32	-	803	-
Finance costs (income). Net	158	110	111	12	15	(332)
Loss before tax	(2,948)	(3,823)	(1,346)	(422)	(1,276)	(243)
Income taxes	-	-	-	-
Net Loss	(2,948)	(3,823)	(1,346)	(422)	(1,276)	(243)
Total loss and comprehensive loss	(2,948)	(3,823)	(1,346)	(422)	(1,276)	(243)
Non operating expenses
Taxes	-	-	-	-	-	-
Interest	158	110	111	12	15	(332)
Depreciation	44	42	32	10	22	27
Stock-based compensation	2,045	2,748	802	139	(15)	212
Listing expenses	-	-	-	-	459	-
Nasdaq listing expenses	145	-	-	-	-	-
Restructuring expense	60	-	-	-	-	-
Adjusted EBITDA	(496)	(923)	(401)	(261)	(795)	(336)
Earnings per share
Basic and diluted loss per share	(0.053)	(0.150)	(0.036)	(0.012)	(0.032)	(0.024)

Quarterly trends and risks

Our quarterly results are dependent on the economic conditions within the markets for which we operate. The Company's revenue and income can experience considerable variations from quarter to quarter and year to year due to factors beyond the Company's control. The business is affected by the overall conditions of the real estate market, influenced primarily by economic growth, interest rates, unemployment, inventory, and mortgage rate volatility. The Company's revenue from a real estate transaction is recorded only when a real estate transaction has been closed. Consequently, the timing of revenue recognition can materially affect quarterly results.

For the first half of 2020, the COVID-19 pandemic adversely affected the Company's business and business worldwide

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Summary of Quarterly Information (cont'd)

Quarterly trends and risks (con'td)

However, the overall impact of COVID-19 on the Company was not significant and the Company demonstrated growth in the second half of the year. The Company further recognized the effects of growth in the first half of 2021 and is positioned to continue to expand at an accelerated pace.

Liquidity and capital resources

The Company has a capital structure comprised of, preferred shares, Common Shares, contributed surplus, retained earnings and accumulated other comprehensive income. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

At June 30, 2021, cash and cash equivalents totaled $37,904, an increase from $21,226 at December 31, 2020. Cash is comprised of cash, money market funds and financial instruments with an original maturity of 90 days or less from the date of purchase.

During the six-month period ended June 30, 2021, financing activities contributed cash of $26,485 and used cash of $9,817, mainly due to investments in securities available for sale at fair value ($8,857), and purchases of Common Shares for the RSU plan ($919). Cash flows from operations contributed $1,216 in comparison to ($606) at the six-month period ended June 30, 2020.

We believe that our existing balances of cash and cash flows expected to be generated from our operations will be sufficient to satisfy our operating requirements for at least the next three years.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes to the manner in which we currently operate. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding through equity or debt financing.

The following table presents liquidity:

The Company holds no debt obligations.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Liquidity and capital resources (cont'd)

Contractual obligations

As at June 30, 2021, the Company had no guarantees, leases, off-balance sheet arrangements other than those noted in our results from operations. We have a lease for our New York office that expires on June 30, 2023. The monthly rent expense per the lease for the period ended June 30, 2021 is $7 per month.

Capital management framework

Real defines capital as equity. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. For 2021, Real expects to be able to satisfy all of its financing requirements through use of some or all of the following: cash on hand, cash generated by operations, sale of securities held for investment, and through the public and private offerings of equity securities.

Investment securities available for sale at fair value

The Company invested funds from the PIPE transaction into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

The Company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities and certain corporate entities. For the period ended June 30, 2021, the total investment in securities available for sale at fair value was $8,857 and is more fully disclosed in Note 14, Investment securities available for sale at fair value, of the unaudited interim condensed consolidated financial statements.

Other metrics

Earnings before interest, taxes, depreciation and amortization

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Other metrics (cont'd)

Adjusted earnings before interest, taxes, depreciation and amortization

Significant accounting policies and other explanatory information

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Company's annual condensed consolidated financial statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include the timing of revenue recognition and consolidation adjustments. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in our annual condensed consolidated financial statements.

Changes in accounting policies

Amendments to IAS 1, Presentation of Financial Statements ("IAS 1") and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") - Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of "material" across the standards and to clarify certain aspects of the definition. The new definition states that, "Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity."  These amendments are effective January 1, 2020. The amendments to the definition of material and have not had a significant impact on the Company's Financial Statements.

Future changes in accounting policies

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on the Company's operations. Standards issued but not yet effective up to the date of issuance of the Financial Statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Future changes in accounting policies (cont'd)

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In May 2020, the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 - Financial Instruments in relation to which fees an entity includes when applying the "10 percent" test for derecognition of financial liabilities, iii) IAS 41 - Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 - Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Company does not expect any material impact from the adoption of these amendments.

In August 2020, the IASB issued a package of amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement, IFRS 7 - Financial Instruments: Disclosures, IFRS 4 - Insurance Contracts and IFRS 16 - Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies' financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

● changes to contractual cash flows - a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

● hedge accounting - a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and

● disclosures - a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company's disclosure controls and procedures were adequate and effective.

Internal control over financial reporting

Real has established internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of the Financial Statements for external purposes in accordance with IFRS. Management, including the Company's CEO and CFO, have determined that as at June 30, 2021 and 2020, the internal controls over financial reporting were effective.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management's assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors;

and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Key management compensation

The Company's key management personnel are comprised of the CEO, the CFO, the Chief Product Officer, the Chief Strategy Officer, and other members of the executive team. Key management personnel compensation for the period consistent of the following:

For the period ended	June 30, 2021	June 30, 2020
Salaries and benefits	614	233
Short-term employee benefits	-	6
Consultancy	180	29
Stock-based compensation	3,076	85
Compensation expenses related to Management	3,870	353

Executive officers participate in the Company's incentive program. Furthermore, real estate agents of the Company are entitled to participate in the incentive program if they meet certain eligibility criteria.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Market conditions and industry trends

Throughout the period ended June 30, 2021, existing home sales rose 1.4% to an annualized 5.14 million, representing the fastest pace in three months, suggesting that an underlying demand for homes remains robust despite surging prices. The lack of supply however, remains and we are still facing the lean inventory that has proven to curb sales in the recent months.

According to the National Association of Realtors ("NAR") housing statistics, total housing inventory at the end of June 2021 amounted to 1.25 million units the highest since November yet down 18.8% from a year earlier. At the current pace, unsold inventory represents 2.6 months of supply, down from 3.9 months in June 2020. It's common within the industry to view anything below a five month of supply as a sign of a tight market.

Low mortgage rates fueling increased demand have been causing inventory shortages in many housing markets, creating a challenging environment for home buyers. In June, properties remained on the market for an average of 17 days and nearly 90% of all homes sold were on the market for less than a month. The median existing-home price for all housing types increased 23.4% from June 2020. Additionally, 24% of all homes sold were all-cash, which is up 16% from a year ago, fueled by huge wealth gains from both housing equity and the stock market. We believe that these economic indicators represent a seller's market, making the high producing, and listing focused teams that Real is attracting even more meaningful.

According to the NAR, mortgage rates on commitments for 30-year, conventional, fixed-rate mortgages averaged 2.98% for June 2021, compared to 3.11% across all of 2020. Some lenders have increased their rates to account for the risk and overall financial uncertainty. Low mortgage rates are pushing buyers into the market as well as driving an increase in refinance applications.

Risks and uncertainties

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company's business. If any of the following risks actually occur, the Company's business may be harmed, and its financial condition and the results of operation may suffer significantly.

Limited operating history

Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. As a young company, we are subject to all the risks inherent in a developing organization, financing, expenditures, complications and delays inherent in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive and evolving environment. Our business is dependent upon the implementation of our business plan. We may not be successful in implementing such plan and cannot guarantee that, if implemented, we will ultimately be able to attain profitability.

Rapid Growth

Real may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if Real is not able to grow efficiently, its operating results could be harmed. As Real adds new real estate professionals, Real will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, Real will need to appropriately scale its internal business systems and our services organization, including support of our affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Risks and uncertainties (cont'd)

Rapid Growth (cont'd)

These issues could reduce the attractiveness of Real to existing real estate professionals who might leave Real and result in decreased attraction of new real estate professionals and reduced revenue and financial results.

Additional financing

From time to time, Real may need additional financing to operate or grow its business. Real's ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and Real cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If Real raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its current stock, and its existing stockholders may experience dilution. If Real is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

Reliance on United States real estate market

Real's financial performance is closely tied to the strength of the residential real estate market in the United States, which is cyclical in nature and typically is affected by changes in conditions that are beyond Real's control. Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on our business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, or the public perception that any of these events may occur. Unfavorable general economic conditions in the United States or other markets Real enters and operates within could negatively affect the affordability of, and consumer demand for, our services which could have a material adverse effect on our business and profitability. In addition, federal and state governments, agencies and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact Real's business.

Regulation of United States real estate market

Real operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations' regulations, policies and bylaws. Generally, the laws, rules and regulations that apply to Real's business practices include, without limitation, the Real Estate Settlement Procedures Act ("RESPA"), the Fair Housing Act, the Dodd-Frank Act, and federal advertising and other laws, as well as comparable state statutes; rules of trade organizations such as NAR, local Multiple Listing Services, and state and local Associations of Realtors, licensing requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (the "Mortgage Act"), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal laws.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Risks and uncertainties (cont'd)

Regulation of United States real estate market (cont'd)

It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

Real may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

Success of the platform

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior, changes in agent growth rate or development of competing platforms may cause users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that agents will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

● emergence of competing platforms and applications with novel technologies;

● inability to convince potential agents to join our platform;

● technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms;

● security breaches with respect to our data;

● a rise in safety or privacy concerns; and

● an increase in the level of spam or undesired content on the network.

Management team

We are highly dependent on our management team, specifically our CEO. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our key management personnel and our ability to identify, hire, and retain additional personnel. We do not carry "key-man" life insurance on the lives of our executive officer, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

Monetization of platform

There is no guarantee that our efforts to monetize the Real platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition to realtors in the future. All these factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Risks and uncertainties (cont'd)

Seasonality of operations

Seasons and weather traditionally impact the real estate industry in the jurisdictions where Real operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. Real has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces Real's operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets Real serves can conceal the impact of poor weather or seasonality.

Agent engagement

Our business model involves attracting real estate agents to our platform. There is no guarantee that growth strategies will bring new agents to our network. Changes in relationships with our partners, contractors and businesses we retain to grow our network may result in significant increases in the cost to acquire new agents. In addition, new agents may fail to engage with our network to the same extent current agents are engaging with our network resulting in decreased use of our network.

Decreases in the size of our agent base and/or decreased engagement on our network may impair our ability to generate revenue.

Managing growth

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously: (i) evaluate definitive business strategies, goals and objectives; (ii) maintain a system of management controls; and (iii) attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

Competition

We compete with both start-up and established technology companies and brokerages. Our competitors may have substantially greater financial, marketing and other resources than we do and may have been in business longer than we have or have greater name recognition and be better established in the technological or real estate markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or user targets which may have a material adverse effect on our financial condition.

Volatility

The market price of our Common Shares could fluctuate significantly in response to various factors and events, including, but not limited to: our ability to execute our business plan; operating results below expectations; announcements regarding regulatory developments with respect to the real estate industry; our issuance of additional securities, including debt or equity or a combination thereof, necessary to fund our operating expenses; announcements of technological innovations or new products by us or our competitors; and period-to-period fluctuations in our financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Shares.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Risks and uncertainties (cont'd)

Volatility (cont'd)

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment. Because we can issue additional Common Shares, purchasers of our Common Shares may incur immediate dilution and experience further dilution.

As of the date of this MD&A, we are authorized to issue an unlimited number of Common Shares, of which 178,039 Common Shares are issued and outstanding. Our board of directors (the "Board) has the authority to cause us to issue additional Common Shares without consent of any of stockholders. Consequently, our stockholders may experience further dilution in their ownership of our stock in the future, which could have an adverse effect on the trading market for our Common Shares.

Furthermore, our articles give our Board the right to create one or more new classes or series of shares. As a result, our Board may, without stockholder approval, issue shares of a new class or series with voting, dividend, conversion, liquidation or other rights that could adversely affect the voting power and equity interests of the holders of our Common Shares, as well as the price of our Common Shares.

Cyber security threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company's information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real's primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

Subsequent events

On July 19, 2021, the Company implemented a forward split of all of its issued and outstanding Common Shares on the basis of four (4) post-split Common Shares for each one (1) pre-split Common Share (the "Share Split").

On August 3, 2021, the Insight Partners were issued an aggregate of 17,287 post-Share Split Common Shares in the exchange of the Insight Partners' Preferred Units in connection with the Forced Exchange Event. As of the date of this MD&A, Insight Partners controls approximately 17.73%of the issued and outstanding Common Shares on a fully diluted basis.

Outstanding Share Data

As of August 11, 2021, the Company had 178,039 post-Share Split Common Shares issued and outstanding.

The Real Brokerage Inc. Management's Discussion and Analysis For the period ended June 30, 2021 and 2020 (In thousands of U.S. dollars and in thousands per unit amounts)

Outstanding Share Data (cont'd)

In addition, as of August 11, 2021, there were 19,344 post-Share Split stock options ("Options") outstanding under the Company's stock option plan post-Share Split exercises prices ranging from $0.10 to $2.16 CAD per share and expiry dates ranging from January 2026 to August 2031. Each Option is exercisable for one Common Share. A total of 2,242 post-split restricted share units ("RSUs") were outstanding under the RSU Plan. Once vested, a total of 2,242 post-split Common Shares will be issuable pursuant to the outstanding RSUs.

Additional information

These documents, as well as additional information regarding Real, have been filed electronically on Real's website at www.joinreal.com and under the Company's profile at www.sedar.com.